EXHIBIT 99.1

TiGenix: Transparency notifications  pursuant to Article 14 of the Law of May 2, 2007

REGULATED INFORMATION
PRESS RELEASE

Transparency notifications
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - January 31, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") announced today that it received transparency notifications pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notifications

It concerns the following two transparency notifications:

  On January 26, 2018, TiGenix received a transparency notification from Bank of America Corporation, following the disposal of financial instruments that are treated as voting securities on January 23, 2018, after which Bank of America Corporation (through its controlled entities Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association) holds 25,812,825 voting rights in TiGenix linked to securities and 641,207 voting rights in TiGenix that may be acquired if the financial instruments are exercised (together 8.95% of the total number of voting rights). As a result the 10% threshold was crossed downwards.

  On January 30, 2018 TiGenix received a transparency notification from Cormorant Asset Management, LLC, following the disposal of voting securities or voting rights on January 19, 2018, after which Cormorant Asset Management, LLC holds 9,972,386 voting rights in TiGenix linked to securities (3.37% of the total number of voting rights). As a result the 5% threshold was crossed downwards.

1. Content of the notification by Bank of America Corporation

Date of the notification: January 26, 2018.

Reason of the notification: disposal of financial instruments that are treated as voting securities.

Person subject to the notification requirement: Bank of America Corporation (with address at Wilmington, D.E., USA), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: January 23, 2018.

Threshold that was crossed: 10%.

Denominator: 295,654,573.

Details of the notification: following the disposal of financial instruments that are treated as voting securities, the number of voting rights was as follows:

  Bank of America Corporation held 0 voting securities;
  Merrill Lynch International held 25,793,205 voting securities (8.72% of the total number of voting rights);
  Merrill Lynch, Pierce, Fenner & Smith Incorporated held 5,100 voting securities (0% of the total number of voting rights); and
  Bank of America, National Association held 14,520 voting securities (0% of the total number of voting rights),

and the number of equivalent financial instruments was as follows:

  Merrill Lynch International held 641,207 voting rights that may be acquired if the instruments (including 636,649 rights of recall and 4,558 swaps with expiration date April 30, 2018) are exercised (0.22% of the total number of voting rights).

Total: 25,812,825 voting rights and 641,207 voting rights that may be acquired if the instruments are exercised (8.95% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association are controlled by Bank of America Corporation. Bank of America Corporation is not a controlled entity.

***

2. Content of the notification by Cormorant Asset Management, LLC

Date of the notification: January 30, 2018.

Reason of the notification: disposal of voting securities or voting rights.

Person subject to the notification requirement: Cormorant Asset Management, LLC (with address at 200 Clarendon Street, 52nd Floor, Boston, MA 02116, USA), a person that notifies alone.

Date on which the threshold was crossed: January 19, 2018.

Threshold that was crossed: 5%.

Denominator: 295,654,573.

Details of the notification: following the disposal of voting securities or voting rights, the number of voting rights was as follows:
- Cormorant Asset Management, LLC held 9,972,386 voting securities (3.37% of the total number of voting rights).

Chain of controlled undertakings through which the holding is effectively held: Cormorant Asset Management, LLC is not a controlled entity. Cormorant Asset Management, LLC has received the discretionary power to exercise the voting rights of the TiGenix shares mentioned above from the following two entities, which are both controlled by it: Cormorant Global Healthcare Master Fund, LP and CRMA SPV, L.P.

This press release and the above-mentioned transparency notifications can be consulted on our website:

  press release: http://tigenix.com/news-media/press-releases/

  notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn's disease. Cx601 received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.